Exhibit (a)(5)(C)


FOR IMMEDIATE RELEASE

          CARE ASSOCIATES, LLC, EXTENDS TENDER OFFER AND WAIVES MINIMUM
              CONDITION FOR UNITS OF LIMITED PARTNER INTERESTS IN
                CONSOLIDATED RESOURCES HEALTH CARE FUND II, L.P.

         CLEVELAND, TENNESSEE, June 22, 2005 - Care Associates, LLC, ("Care Associates"), announced today that it will extend the expiration date of its offer to purchase (the "Offer") for cash all of the units of limited partner interest (the "Units") in Consolidated Resources Health Care Fund II ("Consolidated") for a purchase price of $456 per Unit, less the amount of any cash distributions made or declared with respect to the Units on or after March 31, 2005. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Time on June 23, 2005. The new expiration date is 12:00 midnight, Eastern Time on June 28, 2005, unless the Offer is further extended.

         Furthermore, Care Associates is waiving the minimum condition which requires that 51% of the total number of Units outstanding be validly tendered and not properly withdrawn prior to the expiration of the Offer. Care Associates will now accept for purchase all Units validly tendered and not properly withdrawn prior to the expiration of the Offer.

         The Offer is being made pursuant to, and the foregoing announcement is qualified in its entirety by reference to the Offer to Purchase dated May 26, 2005, as amended, and the related Letter of Transmittal. Unitholders of Consolidated should read the Offer to Purchase and Letter of Transmittal in their entirety before any decision is made with respect to the Offer.

     If you need help, would like additional copies of the Offer to Purchase or Letter of Transmittal, or if you have any questions about the Offer, please call our Information Agent, D.F. King & Co., Inc., toll-free at 1-800-431-9645.